

Mail Stop 7010

September 5, 2008

George W. Hawk, Esq.
General Counsel and Secretary
Cleveland-Cliffs Inc
1100 Superior Avenue
Cleveland, Ohio 44114-2544

> **Re:** **Cleveland-Cliffs Inc**
> **Registration Statement on Form S-4**
> **Filed August 12, 2008**
> **File No. 333-152974**

Dear Mr. Hawk:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that you will need to clear staff comments on the proxy statement related to the Harbinger Capital Partners matter before effectiveness of your registration statement on Form S-4.

Notices to Shareholders

2. We note your disclosure at page 28 that the fairness opinions obtained by Cleveland-Cliffs and Alpha from their respective financial advisors will not reflect changes in circumstances between signing the merger agreement and the

completion of the merger, including any change in the price of Cleveland-Cliffs common shares. Please clarify in each notice to shareholders the respective dates of each fairness opinion, and provide reference to such risk factor disclosure.

Questions and Answers About the Special Meetings and the Merger, page 1

3.   Please include a separate question and answer addressing the principal adverse consequences of the merger to Cleveland-Cliffs shareholders and reference the more detailed disclosure appearing in the risk factor discussion. We would also expect that such disclosure would provide information regarding dilution to your shareholders as a result of the merger.

What will Alpha stockholders receive in the merger?, page 2

4.   We note your disclosure at page 27 that because the market price of Cleveland-Cliffs common shares will fluctuate, Cleveland-Cliffs and Alpha shareholders will not know the exact value of the Cleveland-Cliffs common shares that will be issued in the merger at the time they vote on the merger proposals. Please revise this question and answer to discuss this risk, or to make reference to related disclosure provided at page 27.

Summary, page 8

Financing of the Merger, page 9

5.   In this section, please provide quantitative disclosure regarding the contemplated loan facility to be entered into in connection with the merger.

Comparison of Rights of Shareholders, page 15

6.   Please highlight here the material differences between the current rights of the Alpha shareholders and the rights of the shareholders if they become Cleveland-Cliff shareholders. For example, discuss that most amendments to the Alpha certificate of incorporation require approval of holders of a majority of the voting power of a class, whereas amendments to the Cleveland-Cliffs articles of incorporation requires two-thirds approval. As another example, disclose that, in contrast to Alpha stockholders, Cleveland-Cliffs shareholders may only take action without a meeting by unanimous written consent.

Risk Factors, page 27

Opposition by Harbinger Capital Partners…, page 28

7.   Please update this risk factor to reflect recent developments regarding the share

ownership of Harbinger Capital Partners, including the delivery of the acquiring person statement to you by Harbinger, and the related special meeting. Discuss in this risk factor the $100 million termination fee if Cleveland-Cliffs shareholders fail to adopt the merger agreement and approve the issuance of the Cleveland-Cliffs common shares in connection with the merger. Please also update your discussion of the "Investor" starting on 53 in light of these recent developments.

Opinion of Alpha's Financial Advisor, page 63

8.   Please eliminate the phrase from the second paragraph that the summary of Citi's opinion "is qualified in its entirety" by reference to the full text of the opinion. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete. Note that this language is also inappropriately used other places, such as in the discussion of the other financial advisors' opinion, the appraisal rights of the Alpha stockholders and the description of the Cleveland-Cliffs capital stock. Please revise accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 227

9.   Please tell us how you considered providing pro forma reserve information by company and in total with a breakdown by geographic region. In this respect, clarify how you evaluated the requirements of Rule 11-01(a)(8) of which requires other material information to be disclosed within the notes to the pro forma condensed consolidated financial statements.

Note 2. Purchase Price, page 232

10.   We note the additional disclosure on page 233 detailing the basis for calculating the amounts of stock consideration reflected in the table above. However, similar disclosure discussing the basis for the amounts of cash consideration listed in the bottom portion of the table has not been provided. The basis for how these amounts are calculated remains unclear. Please expand your disclosures to provide further detail as to how the amounts of cash consideration to be paid in connection with the merger are determined. Please ensure the expanded disclosures include discussion of the nature of the amounts characterized as "estimated transaction costs" and "estimated change of control costs".

Note 3. Pro Forma Adjustments, page 234

11.   We note you have recorded a $59 million adjustment to capital in excess of par for the fair value of Alpha stock options exchanged for Cleveland-Cliffs stock options in subnote (a). Please expand your disclosure to provide sufficient detail as to the basis for this adjustment. Currently, your disclosure states this amount is

to account for "the fair value of Alpha stock options exchanged for Cleveland-Cliffs stock options". However, we note on page 84, that the terms of Alpha's equity compensation plans provide for immediate vesting in full upon a change of control of Alpha. In addition, please expand your disclosures to discuss how and where you have accounted for the conversion of Alpha's outstanding performance shares.

12. We note the table in subnote (c), listing the cash payments to be paid in connection with the merger. It appears certain of these amounts may be non-recurring payments directly related to the merger. If applicable, please clearly identify the amounts that are considered non-recurring and state that such amounts were not considered in the pro forma condensed consolidated income statements.

13. The $7.5 million adjustment to deferred revenue in subnote (d) appears to eliminate the deferred revenue balance of Alpha as of June 30, 2008. Please tell us the nature of the deferred revenue balance as of June 30, 2008 and why you believe it has a $0 fair value. In this respect, clarify how you evaluated EITF 01-3 when concluding that you do not have a legal performance obligation.

14. We note the pro forma adjustments totaling approximately $1.4 billion to recognize a liability for below market sales contracts as of June 30, 2008. Please provide us with further detail as to the nature of these contracts and their terms to assist us in understanding why such adjustments to reflect them as unfavorable have been recorded. Your response should address and identify events and changes in circumstances occurring between the inception of the sales contracts and June 30, 2008. In addition, please tell us the method used to calculate the $1.4 billion liability.

15. In subnote (d), you have recorded an adjustment to increase Alpha's inventories as of June 30, 2008 by $37.1 million to reflect its fair value. In subnote (f), you have recorded an expense of the same amount to the pro forma income statement for the year ended December 31, 2007 because the inventory was estimated to be sold in 2007. The basis for the expense to the 2007 income statement is unclear. Please explain to us in further detail why this adjustment is appropriate and what it represents and consider including similar clarification in your disclosures.

Exhibits

16. We note that you intend to file by amendment the opinion regarding the validity of the Cleveland-Cliffs common shares being registered and the tax opinions. Please ensure to allow adequate time for our review of such opinions.

George W. Hawk, Esq.
Cleveland-Cliffs Inc
September 5, 2008
Page 5

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Shannon Buskirk at (202) 551-3717 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
        C. White
        L. Nicholson

        via facsimile

        James P. Dougherty, Esq.
        (216) 579-0212